ETERNITY HEALTHCARE INC.

8755 Ash Street, Suite 1
Vancouver, British Columbia
Canada V6P 6T3

 November 17, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Brian Cascio Accounting Branch Chief

Dear Sirs:

	Re:	Eternity Healthcare Inc. ("the Company") Form 10-K for the Fiscal year Ended April 30, 2014 Filed July 28, 2014 File No. 000-53376

We refer to your letter of November 12, 2014 addressed to the Company with your comments on the Company's Annual Report on Form 10-k, filed July 28, 2014. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K for the Fiscal Year Ended April 30, 2014

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 41

1.	We note the disclosure on page 41 that your chief executive officer and chief financial officer “determined that there were control deficiencies that constituted material weaknesses” as part of their assessment of the effectiveness of internal control over financial reporting (ICFR) at April 30, 2014. However, you did not include a statement that your management concluded that your ICFR was not effective as of that date. Please amend your filing to provide the statement required by Item 308(a)(3) of Regulation S-K indicating whether or not your internal control over financial reporting was effective at April 30 2014. As noted in the Item, management is not permitted to conclude that ICFR is effective if there are one or more material weaknesses identified in ICFR.

Response: We have revised the annual report as requested in the Form 10-K/A filed concurrently with this correspondence.

2.	In May 2013, the Committee of Sponsoring Organizations of the Treadway Commission issued its updated Internal Control - Integrated Framework. Please revise future filings, including the requested amendment, to clearly state the framework used for your assessment of internal control over financial reporting by indicating whether you utilized the original framework (the “1992 Framework”) or the updated framework. Refer to Item 308(a)(2) of Regulation S-K.

Response: We have revised the annual report as requested in the Form 10-K/A filed concurrently with this correspondence.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory.

Yours truly,

ETERNITY HEALTHCARE INC.

Per:	/s/ Hassan Salari
Hassan Salari
President, Chief Executive Officer
and Chief Financial Officer